August 25, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Russell Mancuso

Re:	Power Solutions International, Inc.

Amended Registration Statement on Form S-1

Filed August 19, 2011

File No. 333-17453

Dear Mr. Mancuso:

On behalf of our client, Power Solutions International, Inc. (including as applicable its successor in the proposed migratory merger, the “Company”), set forth below are responses to your letter of comment dated August 25, 2011 (the “Letter”) relating to the above-referenced Amended Registration Statement on Form S-1 (the “Registration Statement”). The comments from the Letter are repeated below, and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Letter. Please note that we have not changed the page numbers in the headings or comments from the Letter, but the page numbers referred to in our responses below refer to the enclosed Amendment No. 3 to the Registration Statement (the “Amendment”).

Enclosed for your convenience is the Amendment, marked to show changes to Amendment No. 2 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on August 19, 2011. We have the following responses to the Staff’s comments:

Business page 1

1.	With a view toward clarifying the disclosure added in response to prior comment 5, please tell us the portion of components included in your products that represent the proprietary property of suppliers and the portion based on internally designed components.

Response:

The Registration Statement has been revised in the Amendment on page 1 under the heading “Prospectus Summary – Business” and on page 42 under the heading “Business – Company Overview” to clarify that all of the engines integrated in the Company’s power systems are provided by third party suppliers and embody proprietary technology thereof and that a substantial portion of the non-engine components integrated into the Company’s power systems consist of components that are internally designed and/or for which the Company coordinates significant

Mr. Russell Mancuso

Securities and Exchange Commission

August 25, 2011

design efforts with third party suppliers. We note that, consistent with such revised disclosure, the Company very roughly estimates (which rough estimate the Company would not consider appropriate for inclusion in the Registration Statement) that at least 50% of the Company’s non-engine components integrated into its power systems, based upon the total cost of all such components incorporated into the Company’s power systems, are either internally designed by the Company or components for which the Company coordinates significant design efforts with third party suppliers.

We are dependent on relationships with our material suppliers, page 8

2.	Regarding response to prior comment 6:

•

If true, please disclose in this risk factor the absence of material agreements with suppliers. You should include the disclosure in a manner that removes the incorrect implications that you mention in the last sentence of your response.

•

You continue to disclose that the loss of one of the limited suppliers of important components could impair your ability to deliver products and that you have established relationships with such suppliers, yet you do not provide the arrangements as exhibits. Therefore, investors do not have information regarding when your agreements end, how they could otherwise terminate, or other provisions that could prevent you from delivering products. It remains unclear how relationships could be so significant to your business but not be material contracts. Your statement that the components represent only 3% of total costs does not appear to address our concern if you cannot sell your product without the component. Please advise or revise.

Response:

The Registration Statement has been revised in the Amendment on page 8 under the risk factor “We are dependent on relationships with our material suppliers, and the partial or complete loss of one of these key suppliers, or the failure to find replacement suppliers or manufacturers in a timely manner, could adversely affect our business” to clarify that the Company does not currently have formal, written agreements with many of its component suppliers. In addition, language has been added to disclose that none of the Company’s non-engine component supply agreements extend past the end of 2012 and that the Company does not believe that any of its non-engine component supply agreements constitute a material agreement of the Company. Further, consistent with the response to Comment No. 6 in the letter from the Staff to the Company dated August 10, 2011, language has been added to emphasize that the risk identified in this risk factor is not related to whether a written contract is in place with a component supplier. The Company believes that this revised disclosure in the Amendment removes the incorrect implications referenced in the last sentence of the response to prior Comment No. 6, and at the same time makes clear why none of the Company’s non-engine component supply agreements should have to be filed as an exhibit to the Registration Statement.

Mr. Russell Mancuso

Securities and Exchange Commission

August 25, 2011

Reverse Split and Migratory Merger, page 27

3.	Please tell us whether you plan to disclose the results of the August 25, 2010 meeting in your registration statement before it is declared effective.

Response:

The Registration Statement has been revised throughout the Amendment, including on page 27 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments – Reverse Split and Migratory Merger,” on page 91 under “Certain Relationships and Related Party Transactions – Private Placement,” on page 94 under “Description of Capital Stock – Description of the Preferred Stock – Series A Convertible Preferred Stock,” on pages 95 and 96 under “Description of Capital Stock – Reverse Split and Migratory Merger” and throughout the chart beginning on page 98 under “Comparison of Shareholder Rights Before and After the Migratory Merger” to clarify that the migratory merger, including the 1-for-32 reverse stock split of the Company’s common stock to be effectuated thereby, and related matters received the requisite approval of the Company’s shareholders at the special meeting of the Company’s shareholders held on August 25, 2011.

Liquidity and Capital Resources, page 33

4.	If you will not have all required securities registered for sale by the deadline mentioned on page 109, please discuss the penalty amount.

Response:

The Registration Statement has been revised in the Amendment on Page 109 under “Description of Capital Stock – Registration Rights” to add additional disclosure regarding the terms of the registration rights agreement entered into between the Company and the investors in the private placement, including disclosure regarding the shares of the Company’s common stock required to be registered by applicable deadlines pursuant to the Registration Statement. However, as we anticipate that the Company will have all of its shares of common stock required to be registered pursuant to this registration rights agreement registered by the applicable deadlines set forth therein, the Company has not added additional disclosure in the Amendment under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” regarding penalty amounts which could be incurred by the Company pursuant to this registration rights agreement.

Certain Relationships…, page 87

5.

Your response to prior comment 13 appears to address the valuation of Format. However, the comment addressed the principle followed in determining the amount at which Format would acquire the business of the W Group. Please revise. In your

Mr. Russell Mancuso

Securities and Exchange Commission

August 25, 2011

revised disclosure, if there was no valuation performed, please do not include language that suggests that the amount paid represents a valuation of the business. Also see Rule 436 when referring to the third-party reports or opinions.

Response:

The Registration Statement has been revised in the Amendment on page 87 under “Certain Relationships and Related Party Transactions” to clarify that Format did not conduct a valuation of The W Group and its subsidiaries in connection with the consummation of the reverse recapitalization. Further, in light of the Staff’s comment, the Company has deleted the previously provided detail regarding the process used by The W Group to determine the amount paid for the equity of Format, Inc., which detail could have inadvertently suggested that the amount paid represented a valuation of Format or its equity and apparently did not address the Staff’s prior comment.

Control Share Acquisition Statute, page 105

6.	Please revise the third paragraph of this section to disclose, if true, that these provisions of your bylaws were changed in connection with the reverse recapitalization transaction. Also briefly explain how the change affected the reverse recapitalization.

Response:

The Registration Statement has been revised in the Amendment on page 105 in the third paragraph of the “Nevada Law” column in the “Control Share Acquisition Statute” to clarify that the provision of the Company’s amended and restated bylaws which expressly provides that the provisions of Nevada law regarding the acquisition of a controlling interest will not apply to the Company was changed in connection with the adoption by the Company of the amended and restated bylaws, which were adopted in connection with the reverse recapitalization transaction. We note that, however, these provisions of the Nevada Revised Statutes did not apply to the Company prior to the reverse recapitalization transaction, as the Company did not have 200 or more shareholders of record. Accordingly, the Registration Statement has been further revised in this section of the Amendment to clarify that the adoption of such provision in the amended and restated bylaws did not affect the reverse recapitalization.

Mr. Russell Mancuso

Securities and Exchange Commission

August 25, 2011

Financial Statements

Note 3. Reverse Recapitalization of the W Group, Private Placement, Reverse Split and Migratory Merger, page F-6

7.	We note that your disclosures on page F-7 and throughout the filing related to your reverse stock split. Please explain to us how you considered the guidance in paragraph 260-10-55-12 of the FASB Accounting Standards Codifications related to this reverse stock-split. Within you response, please explain to us when the reverse stock split will be effective and if it will occur prior to the effectiveness of this registration statement.

Response:

The Company expects that the reverse stock split will become effective subsequent to the effective date of the Registration Statement, as amended. The guidance in ASC 260-10-55-12, Earnings Per Share, requires the computations of basic and diluted earnings per share to be adjusted retroactively for all periods presented to reflect a change in a company’s capital structure, including stock splits. However, ASC 260-10-55 does not require retroactive adjustment of earnings per share when the financial statements are issued prior to the effectiveness of, as in this particular case, a reverse stock split. The Company considered that the effectiveness of the reverse stock split is currently anticipated to occur subsequent to the effective date of the Registration Statement, as amended, and accordingly, concluded that a retroactive adjustment to earnings per share in the Registration Statement should not be required. In the event, however, that the Registration Statement is not declared effective prior to the reverse stock split, the Company will retroactively adjust basic and diluted earnings per share for all periods presented in the Registration Statement to reflect the reverse stock split.

8.	Further to the above, please explain to us how your independent auditors considered referencing and dual-dating its audit opinion on page F-20 related to the aforementioned stock split that could occur prior to the effectiveness of this registration statement.

Response:

If the stock split were to occur prior to the effectiveness of the Registration Statement, our independent auditors have informed us that they would dual date their audit opinion on page F-20 to refer to the footnote that described the reverse stock split and earnings per share presentation on a post reverse stock split basis.

Mr. Russell Mancuso

Securities and Exchange Commission

August 25, 2011

9.	In this regard, please also explain to us why you did not present historical earnings per share calculations for each reporting period presented related to the audited historical financial statements beginning on page F-21 based upon the guidance in 260-10-15-2 of the FASB Accounting Standards Codification.

Response:

In light of the Staff’s comment and on further review of the relevant guidance, the Company has corrected its financial statements in the Registration Statement to present the historical earnings per share calculations for each reporting period presented related to the audited historical consolidated financial statements of The W Group, Inc. and subsidiaries, as required by ASC 260-10-15-2, Earnings Per Share. The historical earnings per share have been calculated using the weighted average shares outstanding that have been retroactively adjusted to give effect to the reverse recapitalization transaction which was consummated on April 29, 2011. In addition, the financial statements included in the Registration Statement have been corrected to reflect the retroactive adjustments resulting from the reverse recapitalization. These corrections have been revised in the Amendment on page F-22 under “Consolidated Balance Sheets,” page F-23 under “Consolidated Statements of Operations,” page F-24 under “Consolidated Statements of Stockholders’ Equity” and on page F-43 under Note 10 “Reverse Recapitalization Transaction and Earnings Per Share.”

The historical earnings per share calculations were inadvertently omitted from the Company’s previous filings of its Registration Statement, including the prior amendments thereto. In assessing the significance of this prior omission from the Registration Statement, the Company applied the guidance in SEC Staff Accounting Bulletin Topic 1-M.1, and believes that prior omission of this information from the Registration Statement was immaterial. In reaching this conclusion, the Company considered the factual context in which the users of its financial statements would view the omission of the historical earnings per share information. As the information was omitted from pre-effective filings of the Registration Statement and there have been no investors actively trading based upon the information included in the prior filings of the Registration Statement, the Company believes that the omission of this information was individually immaterial and that the judgment of a reasonable person relying upon the historical financial statements would not have been changed or influenced by the inclusion of this information.

The retroactive adjustments to increase common stock from $0 to $10 thousand and to decrease additional paid in capital from $7 thousand to ($3 thousand) were similarly inadvertently omitted from the Company’s previous filings of the Registration Statement, including the prior amendments thereto. As this correction to the financial statements was quantitatively insignificant and there was no change in overall stockholders’ equity, the Company has concluded that this omission is individually immaterial and that the judgment of a reasonable person relying upon the historical financial statements would not have been changed or influenced by this correction.

The Company has also evaluated the omission of earnings per share information and the retroactive adjustments to the par value of common stock and additional paid in capital in the aggregate based on the qualitative and quantitative factors described above. Based on this evaluation, the Company has concluded that these errors are also immaterial in the aggregate.

Mr. Russell Mancuso

Securities and Exchange Commission

August 25, 2011

As a result of the inclusion of earnings per share information and the retroactive adjustments to stockholders’ equity, the Company has disclosed this information in Note 10 to its audited financial statements for the three years ended December 31, 2010.

Exhibits

10.	Please clarify the filing date of the reports where the exhibits that you incorporate by reference to the “Current Report on Form 8-K, as amended, dated April 29, 2011” are located.

Response:

The Registration Statement has been revised in the Index to Exhibits to clarify the filing dates of the reports where exhibits that are incorporated by reference in the Registration Statement to the “Current Report on Form 8-K, as amended, dated April 29, 2011” are located.

Exhibit 23.3

11.	Please tell us how you determined that the consent filed as exhibit 23.3 signed by an individual binds the entity named in the prospectus.

Response:

A revised consent executed on behalf of Power Systems Research, Inc. has been filed as exhibit 23.3 to the Amendment.

We believe the responses above fully address the comments contained in the Letter. If you have any questions regarding the Amendment or the above responses, please contact the undersigned at 312-902-5493. Thank you for your prompt attention to this matter.

Very truly yours,

/s/ Mark D. Wood

Mark D. Wood

Enclosures

cc:	Mr. Gary S. Winemaster, Chief Executive Officer and President

Mr. Thomas J. Somodi, Chief Operating Officer and Chief Financial Officer

Mr. Peter Leadstrom, Deloitte LLP